Exhibit 99.2

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2020 AND 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we”, “our” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website, and in the United States on the EDGAR section of the Securities and Exchange Commission (“SEC”) website.

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”). The Company’s significant accounting policies applied in the condensed consolidated interim financial statements are the same as those applied in Note 3 of the Company’s annual consolidated financial statements as at and for the years ended December 31, 2019 and 2018.

The Company’s functional and presentation currency is the United States dollar. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars. All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data, unless otherwise noted or the context otherwise provides.

This MD&A is prepared as of October 29, 2020 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct readers to the section “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide readers with an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The non-IFRS financial performance measures included in this MD&A are: cost of sales per ounce of gold sold; total cash costs; all-in sustaining costs (“AISC”); average realized gold price and average realized cash margin; adjusted earnings and adjusted basic earnings per share; free cash flow and working capital. Refer to the “Non-IFRS Financial Performance Measures” section for further details and reconciliations of such non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F, each dated February 21, 2020, are available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov, respectively.

THIRD QUARTER 2020 – SUMMARY

Operating summary

●	As previously announced, the Company reported a fatality resulting from an incident that occurred on July 31, 2020 at the Brucejack Mine. The tragic incident occurred during maintenance at a support facility on surface.

●	There were no cases of the novel coronavirus (“COVID-19”) identified at the Brucejack Mine during the quarter.

●	Gold production totaled 86,136 ounces, on track to achieve 2020 annual guidance, compared to 88,227 ounces in the comparable period in 2019.

●	Mill feed grade averaged 8.6 grams per tonne gold, compared to 9.1 grams per tonne gold in the comparable period in 2019.

●	Gold recoveries averaged 97.6% compared to 97.0% in the comparable period in 2019.

●	Process plant throughput averaged 3,537 tonnes per day for a total of 325,420 tonnes of ore compared to 3,367 tonnes per day for a total of 309,754 tonnes of ore in the comparable period in 2019.

●	During the quarter, a total of 3,086 meters of lateral development were achieved.

Financial summary

●	The Company generated revenue of $154,876 compared to revenue of $132,735 in the comparable period in 2019.

●	The sale of 81,068 ounces of gold contributed $153,247 of revenue at an average realized price(1) of $1,935 per ounce. In the comparable period in 2019, the sale of 90,713 ounces of gold contributed $129,142 of revenue at an average realized price(1) of $1,486 per ounce.

●	Cost of sales was $92,209 or $1,137 per ounce of gold sold(1), compared to $86,150 or $950 per ounce of gold sold(1) in the comparable period in 2019. Cost of sales increased primarily due to higher production costs for additional lateral development, definition drilling and the impact of COVID-19 safety protocols ($2,054). Depreciation and depletion expense increased due to the 2020 Mineral Reserve (defined below) update. Cost of sales per ounce of gold sold(1) also reflect lower volumes sold in the period.

●	Total cash costs(1) were $755 per ounce of gold sold resulting in an average realized cash margin(1) of $1,135 per ounce of gold sold. In the comparable period in 2019, total cash costs(1) were $640 per ounce of gold sold resulting in an average realized cash margin(1) of $784 per ounce of gold sold.

●	AISC(1) was $1,016 per ounce of gold sold, on track to achieve 2020 annual guidance, compared to $878 per ounce of gold sold in the comparable period in 2019.

●	Net earnings were $31,175 compared to $6,259 in the comparable period in 2019 with the increase primarily resulting from higher gold prices realized on ounces sold, a decrease in gain (loss) on financial instruments at fair value, a decrease in deferred income tax expense partially offset by an increase in production costs due to higher volumes of ore processed, costs due to COVID-19 and higher depreciation and depletion expense.

●	Adjusted earnings(1) were $50,863 compared to $34,024 in the comparable period in 2019.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

●	Cash generated by operations was $83,371 compared to $77,813 in the comparable period in 2019. Free cash flow(1) was $66,809, on track to achieve 2020 annual guidance, compared to $65,126 in the comparable period in 2019.

●	At September 30, 2020, cash on hand was $175,009 (December 31, 2019 - $23,174) and the Company had positive working capital of $82,350 (December 31, 2019 – deficit of $66,805).

YEAR TO DATE 2020 – SUMMARY

Operating summary

●	There have been no identified cases of COVID-19 at the Brucejack Mine since the pandemic emerged in the first quarter of 2020.

●	Gold production totaled 259,443 ounces, on track to achieve 2020 annual guidance, compared to 258,168 ounces in the comparable period in 2019.

●	Mill feed grade averaged 8.4 grams per tonne gold compared to 8.9 grams per tonne gold in the comparable period in 2019.

●	Gold recoveries averaged 96.9% comparable to 2019.

●	Process plant throughput averaged 3,642 tonnes per day for a total of 997,821 tonnes of ore compared to 3,403 tonnes per day for a total of 929,047 tonnes of ore in the comparable period in 2019.

●	To date in 2020, a total of 9,094 meters of lateral development were achieved.

Financial summary

●	The Company generated revenue of $448,003 compared to revenue of $349,056 in the comparable period in 2019.

●	The sale of 257,576 ounces of gold contributed $441,625 of revenue at an average realized price(1) of $1,758 per ounce. In the comparable period in 2019, the sale of 258,100 ounces of gold contributed $339,144 of revenue at an average realized price(1) of $1,378 per ounce.

●	Cost of sales was $288,269 or $1,119 per ounce of gold sold(1) compared to $243,530 or $944 per ounce of gold sold(1) in the comparable period in 2019. Cost of sales increased primarily due to higher production costs for additional lateral development, definition drilling and the impact of COVID-19 safety protocols ($6,781). Depreciation and depletion expense increased due to the 2020 Mineral Reserve update.

●	Total cash costs(1) were $763 per ounce of gold sold resulting in an average realized cash margin(1) of $951 per ounce of gold sold. In the comparable period in 2019, total cash costs(1) were $675 per ounce of gold sold resulting in an average realized cash margin(1) of $639 per ounce of gold sold.

●	AISC(1) was $971 per ounce of gold sold, on track to achieve 2020 annual guidance, compared to $896 per ounce of gold sold in the comparable period in 2019.

●	Net earnings were $69,672 compared to $20,868 in the comparable period in 2019 with the increase primarily a result of higher gold prices realized on ounces sold, a decrease in interest and finance expense, a decrease in gain (loss) on financial instruments at fair value partially offset by an increase in production costs, depreciation and depletion expense and deferred income tax expense.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

●	Adjusted earnings(1) were $125,910 compared to $67,564 in the comparable period in 2019.

●	Cash generated by operations was $228,040 compared to $158,940 in the comparable period in 2019. Free cash flow(1) was $191,359, on track to achieve 2020 annual guidance, compared to $134,501 in the comparable period in 2019.

●	The Company repaid $50,000 of the Loan Facility (defined below) using cash generated from operations. As at September 30, 2020, the outstanding balance on the Loan Facility was $348,000.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

		For the three months ended		For the nine months ended
In thousands of USD, except where noted		September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Operating data
Ore mined (wet tonnes)	t	344,063	325,228	1,054,331	970,659
Mining rate	tpd	3,740	3,535	3,848	3,556
Ore milled (dry tonnes)	t	325,420	309,754	997,821	929,047
Head grade	g/t Au	8.6	9.1	8.4	8.9
Recovery	%	97.6	97.0	96.9	96.9
Mill throughput	tpd	3,537	3,367	3,642	3,403
Gold ounces produced	oz	86,136	88,227	259,443	258,168
Silver ounces produced	oz	130,975	124,958	364,233	368,989
Gold ounces sold	oz	81,068	90,713	257,576	258,100
Silver ounces sold	oz	104,242	108,250	302,524	309,666

Financial data
Revenue		$154,876	132,735	448,003	349,056
Earnings from mine operations		$62,667	46,585	159,734	105,526
Net earnings for the period		$31,175	6,259	69,672	20,868
Per share - basic	$/share	0.17	0.03	0.37	0.11
Per share - diluted	$/share	0.17	0.03	0.37	0.11
Adjusted earnings(1)		$50,863	34,024	125,910	67,564
Per share - basic(1)	$/share	0.27	0.18	0.68	0.37
Total cash and cash equivalents		$175,009	16,583	175,009	16,583
Cash generated by operating activities		$83,371	77,813	228,040	158,940
Free cash flow(1)		$66,809	65,126	191,359	134,501
Total assets		$1,685,806	1,579,105	1,685,806	1,579,105
Long-term debt(2)		$368,061	413,222	368,061	413,222
Production costs (per milled dry tonne)	$/t	192	181	189	178
Total cash costs(1)	$/oz	755	640	763	675
All-in sustaining costs(1)	$/oz	1,016	878	971	896
Average realized price(1)	$/oz	1,935	1,486	1,758	1,378
Average realized cash margin(1)	$/oz	1,135	784	951	639

(1)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(2)	As at September 30, 2020, long-term debt does not include the current portion of the Company’s Loan Facility in the amount of $66,667. In the comparable period in 2019, long-term debt does not include the current portion of the Company’s Loan Facility in the amount of $64,423.

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia and is listed on the Toronto Stock Exchange (TSX.PVG) and New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We operate our 100%-owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,306 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a high-grade gold underground mine that started commercial production in July 2017. Amended permits were received in December 2018 to increase throughput 40% to an annual maximum of 1.387 million tonnes (an average of 3,800 tonnes per day) from 0.99 million tonnes (2,700 tonnes per day), with the increased mill throughput rate achieved in the fourth quarter of 2019. We expect to continue to focus on advancing underground development to expand mine access at depth and to the west. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize gold production.

Our exploration and evaluation assets are the Snowfield Project, Bowser Claims and the Porphyry Potential Deep Drilling (“PPDD”) Project. The Snowfield Project mineral claims are in good standing until 2030, and we conduct baseline environmental studies for potential future development of that project. Grassroots exploration is on-going at the Bowser Claims, with several gold prospects identified for further evaluation. The Bowser Claims are in good standing until 2029. The PPDD Project is a deep underground exploration program involving the testing of the extent of Brucejack-style mineralization and the porphyry potential directly below the Brucejack Mine at depth.

COVID-19 PANDEMIC

The Company’s primary commitment is the safety and health of its workforce and neighbouring communities in northwest British Columbia. There were no cases of COVID-19 identified at the Brucejack Mine as of October 29, 2020.

Throughout the COVID-19 pandemic, the Brucejack Mine has operated continuously under the guidance and directives provided by Ministry of Energy, Mines and Petroleum Resources Guidance to Mining and Smelting Operations during COVID-19; and British Columbia (“BC”) Ministry of Health, BC Centre for Disease Control: Protecting Industrial Camp Workers, Contractors, and Employers Working in the Agricultural, Forestry, and Natural Resource Sectors During the COVID-19 Pandemic (July 28, 2020). The Company has developed management plans to mitigate the spread of COVID-19 and protect the well-being of its employees, communities and other stakeholders.

The Company incurred $6,781 of additional production costs to date in 2020 related to employee salaries, travel costs, contractors and consultants to sustain operations with enhanced safety measures in effect. As the threat of COVID-19 remains a risk, the Company expects these costs to continue to be incurred to safely sustain operations. Moreover, the COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and the market for our securities. Refer to the “Risks and Uncertainties” section of this MD&A.

OPERATING RESULTS

As previously announced, the Company reported a fatality resulting from an incident that occurred on July 31, 2020 at the Brucejack Mine. The tragic incident occurred during maintenance at a support facility on surface. The safety and well-being of our workforce is our most important core value and we have renewed our commitment to improve our safety performance.

Gold and silver production and sales

During the three months ended September 30, 2020, the Brucejack Mine produced 86,136 ounces of gold and 130,975 ounces of silver. For the comparable period in 2019, the Company produced 88,227 ounces of gold and 124,958 ounces of silver. Increased tonnes processed in the third quarter of 2020 offset the higher gold grade in the third quarter of 2019.

The COVID-19 pandemic has not directly affected 2020 gold production or sales.

During the three months ended September 30, 2020, the Company sold 81,068 ounces of gold and 104,242 ounces of silver compared to 90,713 ounces of gold and 108,250 ounces of silver in the comparable period in 2019. The decrease in gold ounces sold was the result of the timing of sales and to a lesser extent lower production.

During the nine months ended September 30, 2020, the Brucejack Mine produced 259,443 ounces of gold and 364,233 ounces of silver. Gold production was similar to the comparable period in 2019 where the Company produced 258,168 ounces of gold. The increase in production was due to increased tonnes of ore processed, offset by a decrease in head grade.

During the nine months ended September 30, 2020, the Company sold 257,576 ounces of gold and 302,524 ounces of silver which was similar to 258,100 ounces of gold and 309,666 ounces of silver in the comparable period in 2019.

As at September 30, 2020, there were 4,223 ounces of gold doré and 3,808 ounces of gold in concentrate in finished goods inventory recorded at a cost of $1,038 per ounce, which includes depreciation and depletion.

Processing

During the three months ended September 30, 2020, a total of 325,420 tonnes of ore, equivalent to a throughput rate of 3,537 tonnes per day, were processed. This was an increase from the comparable period in 2019, in which a total of 309,754 tonnes of ore, equivalent to a throughput rate of 3,367 tonnes per day, were processed. During the nine months ended September 30, 2020, a total of 997,821 tonnes of ore, equivalent to a throughput rate of 3,642 tonnes per day, were processed. This was an increase from the comparable period in 2019, in which a total of 929,047 tonnes of ore, equivalent to a throughput rate of 3,403 tonnes per day, were processed.

During the 2020 periods, the mill operated below the permitted level of 3,800 tonnes per day due to scheduled and unscheduled maintenance, a temporary compassionate suspension of activities after the fatality, a focus on lateral development and stope availability. In the comparable periods in 2019, the mill was in the planned production ramp-up, following receipt of our amended permits in late 2018 to increase the rate of production from 2,700 tonnes per day to 3,800 tonnes per day.

The mill feed grade averaged 8.6 grams per tonne gold for the third quarter 2020 compared to 9.1 grams per tonne gold in comparable period in 2019. For the nine months ended September 30, 2020, the mill feed grade averaged 8.4 grams per tonne gold compared to 8.9 grams per tonne gold in the comparable period in 2019.

Gold recovery for the third quarter 2020 was 97.6% compared to 97.0% in the comparable period in 2019. Gold recovery for the nine months ended September 30, 2020 was 96.9%, comparable to 2019.

Mining

During the three months ended September 30, 2020, 344,063 wet tonnes of ore were mined, equivalent to a mining rate of 3,740 tonnes per day compared to 325,228 wet tonnes of ore, equivalent to a mining rate of 3,535 tonnes per day in the comparable period in 2019. During the nine months ended September 30, 2020, 1,054,331 wet tonnes of ore were mined, equivalent to a mining rate of 3,848 tonnes per day compared to 970,659 wet tonnes of ore, equivalent to a mining rate of 3,556 tonnes per day in the comparable period in 2019.

We continued our lateral development at a targeted rate of approximately 1,000 meters per month. During the three months ended September 30, 2020, a total 3,086 meters of lateral development and 263 meters of vertical development were completed. During the nine months ended September 30, 2020, a total of 9,094 meters of lateral development and 366 meters of vertical development were completed.

During the third quarter 2020, diamond drilling activity continued with four diamond drills on site conducting infill and resource drilling. Infill diamond drilling targeted reserves proximal to mine infrastructure to build stope inventory and provide flexibility for near term mining. A total of 34,265 meters and 57,685 meters of infill diamond drilling were completed for the three and nine months ended September 30, 2020, respectively.

Infill diamond drilling in the fourth quarter 2020 will continue to progress west toward the Brucejack Fault Zone, to follow-up on the 2019 infill drill program. The program is intended to support mining in the first quarter 2021.

Resource expansion drilling also commenced in the third quarter 2020. Approximately 5,050 meters were completed to the north toward the West Zone to target Inferred Resources and previously intersected mineralization outside of the current Mineral Resource.

The test reverse circulation (“RC”) drilling grade control program was introduced in staged phases, with the first drill in operation at the beginning of the second quarter on the 1080-meter level. Two additional RC drills were commissioned and commenced drilling during the third quarter. A total of 30,870 meters and 53,840 meters of test RC drilling were completed for the three and nine months ended September 30, 2020, respectively.

Lyle Morgenthaler, B.A.Sc., P.Eng., Pretivm’s Chief Mine Engineer is the Qualified Person (“QP”), as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), responsible for Brucejack Mine development and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

Sustaining capital expenditures

During the three months ended September 30, 2020, the Company incurred $9,151 on sustaining capital expenditures compared to $7,967 in the comparable period in 2019. Significant sustaining capital expenditures during the period included capitalized development costs ($1,656), the purchase of underground drills ($1,059) and mill building repairs ($848). In the comparable period in 2019, sustaining capital expenditures included access road development, a truck shop expansion and capitalized development costs.

During the nine months ended September 30, 2020, the Company incurred $20,343 of sustaining capital expenditures compared to $19,596 in the comparable period in 2019. Significant sustaining capital expenditures during the period included the purchase of underground drills ($3,737), capitalized development costs ($2,748) and the construction of the new bulk gravity lab ($2,156). In the comparable period in 2019, sustaining capital expenditures included access road development, the purchase of underground reverse circulation drills, capitalized development costs and the concentrate bulk loading system.

Vertical development costs, including the costs to build new ventilation raises and access ramps that enable the Company to physically access ore underground on multiple mining levels, are capitalized. All costs associated with lateral development to access ore zones in preparation for mining are expensed.

2020 OUTLOOK

2020 production guidance maintained

The Company produced 259,443 ounces of gold during the nine months ended September 30, 2020 and expects to meet 2020 gold production guidance at the Brucejack Mine of 325,000 ounces to 365,000 ounces. Production is planned to continue in the fourth quarter 2020 at an average rate of approximately 3,500 tonnes per day due to planned maintenance and an increased focus on waste management from increased lateral development with the objective of operating at the nominal rate of 3,800 tonnes per day at the end of the quarter. The average annual gold grade is expected to remain in the guidance range between 7.6 grams per tonne and 8.5 grams per tonne at an average gold recovery of 97.0%.

Management believes 2020 production guidance remains achievable assuming there is no new significant impact on operations at the Brucejack Mine, including due to the COVID-19 pandemic. We have taken precautions to mitigate the risk of COVID-19 on our operations as described in the “COVID-19 Pandemic” section above. However, the COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and market for our securities. Refer to the “Risks and Uncertainties” section of this MD&A.

2020 financial guidance maintained

Total cash costs(1) and AISC(1) were $763 and $971 per ounce of gold sold, respectively, for the nine months ended September 30, 2020. Management expects to achieve our total cash costs(1) guidance range of $750 to $860 per ounce of gold sold and our AISC(1) guidance range of $960 to $1,120 per ounce gold sold.

AISC(1) estimates include costs associated with lateral development at a rate of approximately 1,000 meters per month through 2020. In addition, the AISC(1) estimates include costs associated with enhanced COVID-19 protocols, infill definition diamond drilling and a high-density test RC drilling grade control program to increase the volume of grade information necessary to enhance mine planning and optimize gold production.

Sustaining capital expenditures for the year, a component of AISC(1), are expected to be between $30,000 and $33,000, which includes additional definition drilling and mill building repairs. Other capital expenditures include approximately $10,000 to $15,000 in expansion capital expenditures and approximately $10,000 for regional exploration.

2020 free cash flow(1) forecast maintained

Free cash flow(1) for the nine months ended September 30, 2020 was $191,359 at an average realized gold price(1) of $1,758 per ounce. We expect to achieve our 2020 free cash flow(1) forecast range of $205,000 to $275,000 which was based on an average realized gold price of $1,800 per ounce.

While operating under the COVID-19 safety protocols, the Company will focus on preserving liquidity in the form of cash and cash equivalents and reducing the amount outstanding under its existing Loan Facility.

2020 UPDATED MINERAL RESOURCE ESTIMATE, MINERAL RESERVE ESTIMATE AND LIFE OF MINE PLAN

On March 9, 2020, we announced an updated Mineral Reserve (the “2020 Mineral Reserve”), Mineral Resource (the “2020 Mineral Resource”) and Life of Mine (“LOM”) Plan (the “2020 LOM Plan”, and together with the 2020 Mineral Reserve and 2020 Mineral Resource, the “2020 Updates”) for the Brucejack Mine, which highlight the continued robust economics of the long-life underground operation.

The 2020 Updates are detailed in the NI 43-101 Technical Report (the “2020 Report”) entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” dated effective March 9, 2020 prepared by Tetra Tech Canada Inc. and other consultants, all of whom are QPs and independent of the Company. The 2020 Report was filed on April 23, 2020 in Canada under the Company’s profile on SEDAR at www.sedar.com and in the United States on the EDGAR section of the SEC website at www.sec.gov.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

REGIONAL EXPLORATION

The wholly-owned, approximately 1,200-square-kilometer Bowser Property, located east of the Brucejack Mine, is comprised of 337 claims covering an area of 120,811 hectares.

2020 Regional Exploration

The 2020 regional exploration program on the Company’s Bowser Claims has been completed and is now awaiting assay results. The exploration program evaluated several distinct zones that have the potential to host a high-grade, epithermal related gold systems, porphyry copper-gold deposits and volcanogenic massive sulphide deposits.

The 2020 program included drilling at the Hanging Glacier Zone, located 4.5 kilometers northwest of Brucejack, the A6 Zone, located approximately 14 kilometers northeast of Brucejack, the Koopa Zone, located 30 kilometers east-southeast of Brucejack, and the Haimila Zone, located 25 kilometers southeast of Brucejack. At Hanging Glacier, 9,800 meters of drilling was completed to test an area where assay results from soil and prospecting samples returned anomalous gold values. To follow up on the results of the 2019 program, 11,900 meters of drilling was completed at A6 to target volcanogenic massive sulphide mineralization. In 2019, drilling at Koopa intersected wide intervals of low-grade, structurally-controlled epithermal-style gold mineralization. In 2020, 2,200 meters of drilling was completed to target deeper, potentially higher-grade parts of the system. At East Snowfield, 1,000 meters of drilling was completed to test a high-grade gold structure intersected during previous drilling campaigns. At Haimila, 780 meters of drilling was completed to test porphyry copper-gold style alteration and veining identified at surface.

The grassroots exploration program, completed during the summer, also included soil sampling, prospecting, regional mapping and hyperspectral imaging. For the nine months ended September 30, 2020, a total of $7,657 was incurred on the 2020 exploration program.

Patrick Godin, P.Eng., is the QP responsible for the regional grassroots exploration program and has reviewed and approved the scientific and technical information in this MD&A related thereto.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack.

FINANCIAL RESULTS

The following table contains quarterly information derived from the Company’s unaudited quarterly condensed consolidated interim financial statements.

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Revenue	$154,876	$132,735	$448,003	$349,056

Cost of sales	92,209	86,150	288,269	243,530

Earnings from mine operations	62,667	46,585	159,734	105,526

Corporate administrative costs	6,238	5,286	16,636	13,558

Operating earnings	56,429	41,299	143,098	91,968

Interest and finance expense	(5,549)	(7,952)	(17,956)	(26,134)
Gain (loss) on financial instruments at fair value	56	(4,422)	56	(15,415)
Foreign exchange gain (loss)	(414)	369	88	(326)
Interest and finance income	240	301	599	824

Earnings before taxes	50,762	29,595	125,885	50,917

Current income tax expense	(1,808)	(1,406)	(4,727)	(3,383)
Deferred income tax expense	(17,779)	(21,930)	(51,486)	(26,666)

Net earnings and comprehensive earnings for the period	$31,175	$6,259	$69,672	$20,868

Three months ended September 30, 2020 compared to the three months ended September 30, 2019

Net and comprehensive earnings for the three months ended September 30, 2020 were $31,175 compared to $6,259 for the comparable period in 2019. The increase in net earnings was mainly attributed to an increase in earnings generated from operations due to higher gold prices realized on ounces sold, a decrease in the gain (loss) on financial instruments at fair value, a decrease in deferred income tax expense partially offset by an increase in production costs primarily as a result of higher volumes of ore processed, costs due to COVID-19 and depreciation and depletion expense due to the 2020 Mineral Reserve update.

Revenue

For the three months ended September 30, 2020, the Company generated revenue of $154,876 which included $155,868 of revenue from contracts with customers plus a loss on trade receivables at fair value related to provisional pricing adjustments of $992.

During the comparable period in 2019, the Company generated revenue of $132,735 which included $130,913 of revenue from contracts with customers and a gain on trade receivables at fair value related to provisional pricing adjustments of $1,822. The increase in revenue in the 2020 period was the result of higher gold prices realized on ounces sold partially offset by lower gold ounces sold in the period due to lower production and the timing of sales.

For the three months ended September 30, 2020, the Company sold 81,068 ounces of gold, at an average realized price(1) of $1,935 per ounce generating $153,247 in revenue from contracts with customers. In the comparable period in 2019, the Company sold 90,713 ounces of gold, at an average realized price(1) of $1,486 per ounce generating $129,142 in revenue from contracts with customers. The average London Bullion Market Association (“LBMA”) AM and PM market price over the three months ended September 30, 2020 was $1,909 (2019 – $1,472) per ounce of gold.

The Company sold 104,242 ounces of silver generating $2,621 in revenue during the three months ended September 30, 2020, compared to 108,250 ounces of silver generating $1,771 in revenue in the comparable period in 2019.

Cost of sales

Total cost of sales for the three months ended September 30, 2020 were $92,209 or $1,137 per ounce of gold sold(1) compared to $86,150 or $950 per ounce of gold sold(1) in the comparable period in 2019. Cost of sales includes production costs, depreciation and depletion, site share-based compensation, royalties and selling costs, and changes in inventories, reflecting the difference between produced and sold ounces.

Production costs

For the three months ended September 30, 2020, production costs, after adjustments for changes in inventories, were $58,970 compared to $55,149 in the comparable period in 2019. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

	For the three months ended
In thousands of USD, except for tonnes and per tonne data	September 30, 2020			September 30, 2019

Ore mined (wet tonnes)	344,063			325,228
Ore milled (dry tonnes)	325,420			309,754

Mining(1)	$33,456	$/t	97	$31,073	$/t	96
Processing(2)	6,409		20	6,381		21
Surface services and other(2)	9,568		29	7,968		26
Mine general and administrative(2)	12,996		40	10,647		34
Total production costs(2)	$62,429	$/t	192	$56,069	$/t	181

(1)	Cost per tonne data is based on mined tonnes – wet.

(2)	Cost per tonne data is based on milled tonnes – dry.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Production costs increased in respect of contractors, supplies and consumables due to additional lateral development and definition drilling. During the three months ended September 30, 2020, costs were incurred for lateral development at the Brucejack Mine at an average rate of approximately 1,029 meters (2019 – 1,010 meters) per month.

During the quarter, production costs increased due to the impact of COVID-19 safety protocols, mainly for employee salaries and travel costs in the amount of $2,054 or $6 per dry tonne milled.

A majority of production costs are incurred in Canadian dollars. During the three months ended September 30, 2020, the average foreign exchange rate was C$1.3321 to $1.00 (2019 – C$1.3204 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the three months ended September 30, 2020 was $27,590 compared to $22,706 in the comparable period in 2019. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve in the 2020 Updates.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the three months ended September 30, 2020 was an expense of $782 compared to $1,135 in the comparable period in 2019. The decrease in site share-based compensation was due to forfeited restricted share units (“RSUs”) and performance share units (“PSUs”) in connection with departures of certain officers and other personnel.

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the three months ended September 30, 2020 were $1,966 (2019 – $1,658) and $2,889 (2019 – $3,082), respectively.

The increase in royalty expense was due to higher revenues from mine operations impacting the amount recognized under the 1.2% NSR Royalty (defined below). Refer to the “Commitments” section of this MD&A. Selling costs includes transportation costs which were $2,891 (2019 – $2,940).

Total cash costs(1) and AISC(1)

Total cash costs(1) for the three months ended September 30, 2020 were $755 per ounce of gold sold compared to $640 per ounce of gold sold in the comparable period in 2019. Total cash costs(1) increased due to higher production costs for additional lateral development and definition drilling as well to employee salaries and travel costs associated with COVID-19 safety protocols. Total cash costs(1) per ounce of gold sold also increased due to lower gold ounces sold in the period.

AISC(1) for the three months ended September 30, 2020 totaled $1,016 per ounce of gold sold compared to $878 per ounce of gold sold in the comparable period in 2019. AISC(1) increased for the same reasons as total cash costs, as well as higher sustaining capital expenditures, costs associated with the departure of the former Executive Vice President and Chief Financial Officer (“EVP, CFO”), partially offset by higher silver by-product credits and lower treatment and refinery charges.

Costs associated with COVID-19 safety protocols impacted total cash costs(2) and AISC(1) by $25 per ounce of gold sold. Costs associated with departure of the former EVP, CFO impacted AISC(1) by $17 per ounce of gold sold.

Corporate administrative costs

Corporate administrative costs for the three months ended September 30, 2020 were $6,238 compared to $5,286 in the comparable period in 2019.

Salaries and benefits for the three months ended September 30, 2020 were $2,647 compared to $1,388 in the comparable period in 2019. The increase in salaries and benefits was due to termination costs in the amount of $1,341 (C$1,786) for the departure of the EVP, CFO.

Interest and finance expense

During the three months ended September 30, 2020, the Company incurred interest and finance expense of $5,549 compared to $7,952 in the comparable period in 2019. The Company incurred $3,283 (2019 – $5,684) of interest expense related to its senior secured loan facility (the “Loan Facility”). The decrease in interest expense was the result of a decrease in the overall effective interest rate on the Loan Facility from 5.5% to 3.6% driven by a decrease in London Inter-Bank Offered Rate (“LIBOR”) from 2.1% to 0.2%.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

[2]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Current and deferred income taxes

For the three months ended September 30, 2020, current income tax expense was $1,808 related to the 2% net current proceeds portion of the British Columbia Mineral Tax (“BCMT”) compared to $1,406 in the comparable period in 2019. These amounts represent our cash taxes payable.

Currently, the Company does not have federal and other provincial income taxes payable due to Brucejack Mine development and capital expenditure tax pools and pre-operating tax losses. The Company does not anticipate paying cash taxes for federal and provincial income taxes for three to four years, based on the 2020 LOM Plan update and current gold prices. Once the Company is in a tax payable position, we anticipate paying taxes at a combined rate of 36.5% on mine operating earnings.

The Company is subject to Canadian federal and British Columbia provincial income taxes with an aggregate rate of 27%. The Company is also subject to the BCMT, which is accounted for as an income tax. The BCMT requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies.

The BCMT is calculated in CAD which results in foreign exchange movements on our BCMT tax pools each period. Additionally, we have certain assets recorded with application of IAS 12, Income Taxes, initial recognition exemption, which results in no corresponding deferred income tax recovery as the assets are amortized. As a result, this will increase our deferred income tax expense over the remaining life of the Brucejack Mine, however, it will not impact cash taxes. These items will continue to cause fluctuations on our overall effective tax rate in future periods.

For the three months ended September 30, 2020, deferred income tax expense was $17,779 compared to a deferred income tax expense of $21,930 in the comparable period in 2019.

For the three months ended September 30, 2020, our effective tax rate, including both current and deferred income taxes, was 38.6% (2019 – 78.9%). This includes a $412 (2019 - $2,484) deferred income tax expense related to foreign exchange movements on our BCMT tax pools as foreign exchange rates moved from C$1.3628: $1.00 to C$1.3339: $1.00 during the period. For the three months ended September 30, 2019, the effective tax rate was also impacted by the reversal of the BCMT deferred tax asset due to the repurchase of the offtake obligation ($8,112). Excluding the effect of foreign exchange on our BCMT pools and the repurchase of the offtake obligation in the prior year period, our effective tax rate was 37.8% (2019 – 43.0%).

Nine months ended September 30, 2020 compared to the nine months ended September 30, 2019

Net and comprehensive earnings for the nine months ended September 30, 2020 were $69,672 compared to $20,868 for the comparable period in 2019. The increase in net earnings was mainly attributed to an increase in earnings generated from operations due to higher gold prices realized on ounces sold, a decrease in the gain (loss) on financial instruments at fair value, a decrease in interest and finance expense partially offset by an increase in each of production costs, depreciation and depletion due to the 2020 Mineral Reserve update and an increase in deferred income tax expense due to higher earnings before taxes.

Revenue

For the nine months ended September 30, 2020, the Company generated revenue of $448,003, which included $447,490 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $513. During the comparable period in 2019, the Company generated revenue of $349,056 which included $343,873 of revenue from contracts with customers and a gain on trade receivables at fair value related to provisional pricing adjustments of $5,183. The increase in revenue was the result of higher gold prices realized on ounces sold in the period.

For the nine months ended September 30, 2020, the Company sold 257,576 ounces of gold, at an average realized price(1) of $1,758 per ounce, generating $441,625 in revenue from contracts with customers. In the comparable period in 2019, the Company sold 258,100 ounces of gold, at an average realized price(1) of $1,378 per ounce, generating $339,144 in revenue from contracts with customers. The average LBMA AM and PM market price over the nine months ended September 30, 2020 was $1,736 (2019 – $1,364) per ounce of gold.

The Company sold 302,524 ounces of silver generating $5,865 in revenue during the nine months ended September 30, 2020, compared to 309,666 ounces of silver generating $4,729 in revenue in the comparable period in 2019.

Cost of sales

Total cost of sales for the nine months ended September 30, 2020 were $288,269 or $1,119 per ounce of gold sold(2) compared to $243,530 or $944 per ounce of gold sold(1) in the comparable period in 2019. Cost of sales includes production costs, depreciation and depletion, site share-based compensation, royalties and selling costs, and changes in inventories, reflecting the difference between produced and sold ounces.

Production costs

For the nine months ended September 30, 2020, production costs, after adjustments for changes in inventories, were $187,222 compared to $165,308 in the comparable period in 2019. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

	For the nine months ended
In thousands of USD, except for tonnes and per tonne data	September 30, 2020			September 30, 2019
Ore mined (wet tonnes)	1,054,331			970,659
Ore milled (dry tonnes)	997,821			929,047

Mining(1)	$97,727	$/t	93	$89,975	$/t	93
Processing(2)	20,828		21	18,020		19
Surface services and other(2)	30,721		31	25,075		27
Mine general and administrative(2)	39,030		39	31,969		34
Total production costs(2)	$188,306	$/t	189	$165,039	$/t	178

(1)	Cost per tonne data is based on mined tonnes – wet.

(2)	Cost per tonne data is based on milled tonnes – dry.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

[2]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Production costs increased in respect of contractors, supplies and consumables due to additional lateral development and definition drilling. During the nine months ended September 30, 2020, costs were incurred for lateral development at the Brucejack Mine at an average rate of approximately 1,010 meters (2019 – 925 meters) per month.

For the nine months ended September 30, 2020, employee salaries, travel costs and contractors and consultants increased due to the impact of COVID-19 safety protocols in the amount of $6,781 or $7 per dry tonne milled. Production costs also increased due to costs associated with the resignation of the Company’s Vice President, Operations (“VP Ops”) in the amount of $1,642 (C$2,224) or $2 per dry tonne milled.

A majority of production costs are incurred in Canadian dollars. During the nine months ended September 30, 2020, the average foreign exchange rate was C$1.3541 to $1.00 (2019 – C$1.3292 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the nine months ended September 30, 2020 was $84,804 compared to $59,447 in the comparable period in 2019. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve in the 2020 Updates and an increase in mined ounces.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the nine months ended September 30, 2020 was an expense of $1,127 compared to $2,638 in the comparable period in 2019. The decrease in site share-based compensation was due to forfeited RSUs and PSUs in connection with departures of certain officers and other personnel.

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the nine months ended September 30, 2020 were $5,707 (2019 – $4,369) and $9,397 (2019 – $9,338), respectively. The increase in royalty expense was due to higher revenues from mine operations impacting the amount recognized under the 1.2% NSR Royalty. Refer to the “Commitments” section of this MD&A. Selling costs includes transportation costs which were $8,990 (2019 – $9,120).

Total cash costs(1) and AISC(1)

Total cash costs(1) for the nine months ended September 30, 2020 were $763 per ounce of gold sold compared to $675 per ounce of gold sold in the comparable period in 2019. Total cash costs(1) increased due to higher production costs for additional lateral development and definition drilling as well as the impact of COVID-19 safety protocols.

AISC(1) for the nine months ended September 30, 2020 totaled $971 per ounce of gold sold compared to $896 per ounce of gold sold in the comparable period in 2019. AISC(1) increased for the same reasons as total cash costs, costs associated with the departure of the former EVP, CFO offset by higher silver by-product credits and lower treatment and refinery charges.

Costs associated with COVID-19 safety protocols impacted total cash costs(1) and AISC(1) by $26 per ounce of gold sold. Costs associated with the resignation of the VP, Ops and departures of the former President and Chief Executive Officer and EVP, CFO impacted AISC(1) by $20 per ounce of gold sold.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Corporate administrative costs

Corporate administrative costs for the nine months ended September 30, 2020 were $16,636 compared to $13,558 in the comparable period in 2019.

Salaries and benefits for the nine months ended September 30, 2020 were $8,318 compared to $3,842 in the comparable period in 2019. The increase in salaries and benefits was primarily due to termination costs in the amount of $3,575 (C$4,956) in connection with departures of the former President and Chief Executive Officer and EVP, CFO.

Share-based compensation for the nine months ended September 30, 2020 was $2,210 compared to $4,137 in the comparable period in 2019. The decrease in share-based compensation was due to forfeited RSUs and PSUs in connection with departures of certain officers, partially offset by new grants of these units as grants under the Company’s long-term incentive compensation plan and as initial grants to incoming officers.

Interest and finance expense

During the nine months ended September 30, 2020, the Company incurred interest and finance expense of $17,956 compared to $26,134 in the comparable period in 2019. The Company incurred $11,110 (2019 – $19,464) of interest expense related to its Loan Facility. The decrease in interest expense was the result of a decrease in the overall effective interest rate on the Loan Facility from 5.5% to 3.6% driven by a decrease in LIBOR from 2.1% to 0.2%.

Current and deferred income taxes

For the nine months ended September 30, 2020, current income tax expense was $4,727 related to the 2% net current proceeds portion of the BCMT compared to $3,383 in the comparable period in 2019. These amounts represent our cash taxes payable.

For the nine months ended September 30, 2020, deferred income tax expense was $51,486 compared to a deferred income tax expense of $26,666 in the comparable period in 2019.

For the nine months ended September 30, 2020, our effective tax rate, including both current and deferred income taxes, was 44.7% (2019 – 59.0%). This includes a $4,204 deferred income tax expense (2019 – deferred income tax recovery of $3,506) related to foreign exchange movements on our BCMT tax pools as foreign exchange rates moved from C$1.2988: $1.00 to C$1.3339: $1.00 during the period. For the nine months ended September 30, 2019, the effective tax rate was also impacted by the reversal of the BCMT deferred tax asset due to the repurchase of the offtake obligation ($8,112). Excluding the effect of foreign exchange on our BCMT pools and the repurchase of the offtake obligation in the prior year period, our effective tax rate was 41.3% (2019 – 50.0%).

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of liquidity in the form of cash and cash equivalents to ensure it has sufficient cash to meet operational costs, capital investments, scheduled debt repayments and other commitments.

Factors that can impact the Company’s liquidity are monitored regularly and include the gold price, foreign exchange rates, production levels, operating costs and capital costs. In addition, any suspension of production or sales as a result of the COVID-19 pandemic or otherwise will impact the Company’s liquidity. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of this MD&A. We prepare annual expenditure budgets that are approved by our Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, other reserves and deficit.

Liquidity and capital resources

Working capital(1)

Our cash and cash equivalents as at September 30, 2020 totaled $175,009, increasing by $151,835 from $23,174 as at December 31, 2019. The increase in cash and cash equivalents was primarily due to an increase in cash flows generated from operations of the Brucejack Mine, the non-recurring payments in 2019 to repurchase the offtake obligation, a draw-down of the revolving portion of the Loan Facility, a decrease in principal debt repayments and interest on the Loan Facility offset by an increase in sustaining and expansion capital expenditures.

The Company has positive working capital(1) of $82,350 as at September 30, 2020 compared to a deficit of $66,805 as at December 31, 2019. At current gold prices and our average realized cash margin(1), management believes future cash flows from operations are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for the next 12 months. With respect to medium- and longer-term capital requirements, management believes that operating cash flow, the Company’s active management of its operations and development activities, and where appropriate, capital available through financing sources such as debt and equity funding, will enable the Company to meet its capital requirements. The COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and the market for our securities. Management continues to monitor the risk associated with the COVID-19 pandemic on our liquidity position. Refer to the “Risks and Uncertainties” section of this MD&A.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

At September 30, 2020, the undrawn portion of the Loan Facility was $426 with $1,574 (C$2,100) used for a letter of credit supporting a reclamation deposit requirement. The Company has filed a base shelf prospectus in Canada and a registration statement on Form F-10 in the United States, which allow it to offer up to $600,000 of common shares, debt securities, warrants, units, subscription receipts and share purchase contracts from time to time until July 2022.

Working capital(1) items other than cash and cash equivalents and the current portion of long-term debt consisted of receivables and other of $14,915 and inventories of $25,341 offset by accounts payable and accrued liabilities of $66,248.

Receivables and other is comprised primarily of $9,417 of trade receivables, $4,081 of prepayments and $1,342 of Goods and Services Tax refunds. Inventory is comprised of $14,296 of materials and supplies, $8,340 of finished metal and $2,705 of in-circuit inventory.

Accounts payable and accrued liabilities includes trade payables and accrued liabilities of $53,610, the current portion of lease obligations of $5,405, the deferred share unit (“DSU”) liability of $3,090, and the current portion of the RSU liability of $2,435. Trade payables and accrued liabilities includes $6,167 of remaining disputed construction related payables and holdbacks.

During the nine months ended September 30, 2020, the exercise of share options provided us with $12,204 (2019 – $7,344) of additional liquidity.

Cash flows

The Company’s cash flows from operating, investing and financing activities are summarized in the following table for the three and nine months ended September 30, 2020 and 2019:

	For the three months ended		For the nine months ended
In thousands of USD	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Cash flow information

Cash generated by operations	$83,371	$77,813	$228,040	$158,940
Cash used in financing activities	(16,877)	(82,662)	(39,145)	(163,791)
Cash used in investing activities	(16,562)	(12,687)	(36,681)	(24,439)
Effect of foreign exchange rate changes on cash and cash equivalents	343	(162)	(379)	466
Change in cash and cash equivalents	$50,275	$(17,698)	$151,835	$(28,824)

The Company generated $83,371 and $228,040 in operating cash flows for the three and nine months ended September 30, 2020, respectively, compared to $77,813 and $158,940 for the respective comparable periods in 2019. The increase in cash flows generated from operations is primarily due to higher gold prices realized on ounces sold.

The Company used $16,877 in financing cash flows for the three months ended September 30, 2020 compared to $82,662 used in the comparable period in 2019. For the third quarter of 2020, financing cash outflows included a $16,667 (2019 – $16,666) repayment on the Loan Facility, payment of $3,845 (2019 – $6,997) in interest related to the Loan Facility and convertible note and lease payments of $1,508 (2019 – $1,649) offset by proceeds from the exercise of share options of $5,143 (2019 - $5,066). During the three months ended September 30, 2019, the Company completed the first tranche of the offtake obligation repurchase in the amount of $62,416.

The Company used $39,145 in financing cash flows for the nine months ended September 30, 2020 (2019 - $163,791). During this period, financing cash outflows included $50,000 (2019 - $81,333) of repayments on the Loan Facility, payment of $12,758 (2019 – $22,286) in interest related to the Loan Facility and convertible notes and lease payments of $4,591 (2019 – $4,833) offset by a $16,000 draw down on the Loan Facility and $12,204 (2019 – $7,344) of proceeds from the exercise of share options. During the nine months ended September 30, 2019, the Company completed the first tranche of the offtake obligation repurchase in the amount of $62,416.

Cash used in investing activities for the three and nine months ended September 30, 2020 was $16,562 and $36,681, respectively, compared to $12,687 and $24,439 in the respective comparable periods in 2019. For both 2020 and 2019 periods, cash used in investing activities was related to sustaining and expansion capital expenditures and exploration and evaluation expenditures. The outflows were higher in 2020 due to higher activity on expansion projects.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly condensed consolidated interim financial statements, which are reported under IFRS applicable to interim financial reporting.

In thousands of USD,	2020	2020	2020	2019	2019	2019	2019	2018
except per share data	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$154,876	$166,567	$126,560	$135,484	$132,735	$113,202	$103,119	$108,596

Earnings from mine operations	$62,667	$60,012	$37,055	$45,857	$46,585	$29,789	$29,152	$36,117

Net earnings	$31,175	$32,260	$6,237	$20,049	$6,259	$10,443	$4,166	$2,847

Comprehensive earnings	$31,175	$32,260	$6,237	$20,049	$6,259	$10,443	$4,166	$3,535

Earnings per share -
Basic	$0.17	$0.17	$0.03	$0.11	$0.03	$0.06	$0.02	$0.01
Diluted	$0.17	$0.17	$0.03	$0.11	$0.03	$0.06	$0.02	$0.01

Total assets	$1,685,806	$1,634,204	$1,575,330	$1,573,167	$1,579,105	$1,609,644	$1,625,855	$1,613,418

Long-term liabilities(1)	$516,105	$508,066	$491,885	$489,510	$489,464	$550,196	$579,873	$573,659

Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-

Cash and cash equivalents	$175,009	$124,734	$40,566	$23,174	$16,583	$34,281	$50,868	$45,407

Mineral properties, plant and equipment	$1,457,938	$1,466,648	$1,486,112	$1,500,512	$1,519,702	$1,521,301	$1,530,763	$1,522,919

(1)	As at September 30, 2020, long-term liabilities do not include the current portion of the Company’s Loan Facility in the amount of $66,667. Long-term liabilities in comparable quarters do not include the current portion of the Company’s Loan Facility, offtake obligation, stream obligation and senior secured credit facility.

Our financial results are primarily driven by gold production and the average realized price(1) of gold. Significant changes in either of these factors directly impact our revenue, earnings from mine operations and net and comprehensive earnings.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

COMMITMENTS

The following table provides our contractual obligations as of September 30, 2020:

In thousands of USD	1 year	2-3 years	4-5 years	More than 5 years	Total
Operating activities:
Decommissioning and restoration provision	$3	$85	$49	$25,896	$26,033
Lease obligations	5,788	3,917	645	-	10,350
Purchase commitments	5,464	-	-	-	5,464
Short-term lease commitments	153	-	-	-	153

Financing activities:
Principal repayments on Loan Facility	66,667	281,333	-	-	348,000
Repayment of convertible notes	2,250	101,125	-	-	103,375
Interest payments on Loan Facility(1)	8,794	8,043	-	-	16,837
	$89,119	$394,503	$694	$25,896	$510,212

(1)	Interest payments on Loan Facility represent management’s reasonable estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the Loan Facility.

Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR Royalty”) on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR Royalty was met in December 2018. For the nine months ended September 30, 2020, $5,191 (2019 – $3,977) was expensed to royalties and selling costs in the statement of earnings.

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

Class action lawsuits

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). The Company and Robert Quartermain have moved for summary judgment to dismiss the Wong Action and the motion for summary judgment is scheduled to be heard in the fourth quarter of 2020. The plaintiff’s cross-motion for summary judgment allowing the Wong Action will be heard at the same time. Recently, the plaintiff brought a motion to amend the statement of claim to plead additional misrepresentations. On July 22, 2020, the Court refused to permit these new allegations. The plaintiff is appealing this decision in the Court of Appeal for Ontario.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

United States Class Action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company has retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company filed its reply brief on December 10, 2019. On February 27, 2020, the District Court granted the Company’s motion to dismiss the Aurico Action but allowed the plaintiffs to move for leave to amend their complaint within 30 days of the order. The plaintiffs in the Aurico Action filed their motion to amend their complaint on March 30, 2020. The Company’s memorandum of law in opposition to the plaintiff’s motion for leave to amend complaint was filed on April 13, 2020 and the plaintiffs filed their reply memorandum on April 20, 2020. On July 9, 2020, the District Court denied the plaintiffs’ motion to amend their complaint. The deadline for the plaintiffs to appeal the District Court’s dismissal of the motion to amend their complaint passed in August 2020 without an appeal being filed. As a result, this matter is now concluded.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. In October 2020, the Supreme Court of British Columbia partially allowed an application from Bear Creek to add parties to the Bear Creek Action and amend its pleadings, including with respect to the Company.

The Company is of the view that any liability it may have is within the limits of the lien holdback it continues to hold in trust with respect to these claims. The Company believes that all other allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

In support of the closure plan for the Brucejack Mine, the Company has reclamation security through a surety bond of C$31,700 in favour of the Ministry of Energy and Mines and Petroleum Resources. The Company was not required to provide collateral for the surety bonds.

RELATED PARTY TRANSACTIONS

Other than as expressed herein, and remuneration of key management personnel and the Board of Directors, in the ordinary course of their employment or directorship, as applicable, we had no transactions with related parties as defined in IAS 24, Related Party Disclosures.

We have entered into employment agreements with each of our officers, including our President and Chief Executive Officer (“CEO”), our Vice President and Chief Financial Officer (our “CFO”), our Vice President and Chief Operating Officer (“COO”) and our Executive Vice President, Corporate Affairs and Sustainability (our “EVP Corporate”).

Under the employment agreements, our officers, including the CEO, CFO, COO and EVP Corporate receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors.

Certain of our officers, including the CEO, CFO, COO and EVP Corporate are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

Our related parties also include our former President and Chief Executive Officer, EVP, CFO, VP, Ops and Vice President, Chief Exploration Officer.

The Company incurred $2,234 (C$3,170) associated with the departure of the former President and Chief Executive Officer. These costs were recorded to corporate administrative costs in the statement of earnings.

Costs associated with the resignation of the VP Ops were incurred in the amount of $1,632 (C$2,224) in accordance with his employment agreement. These costs were recorded to production costs in the statement of earnings.

The Company incurred $1,341 (C$1,786) associated with the departure of the former EVP, CFO. These costs were recorded to corporate administrative costs in the statement of earnings and remain in accounts payable and accrued liabilities as at September 30, 2020.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

Key accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators for the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of September 30, 2020.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of September 30, 2020.

Sources of estimation uncertainty

Mineral Reserves and Resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with NI 43-101 requirements. The estimation of Mineral Reserves and Resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating Mineral Reserves and Resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

The changes in the Proven and Probable Mineral Reserves announced on March 9, 2020 impacted the calculation of depreciation and depletion expense beginning in the first quarter of 2020.

NEW ACCOUNTING POLICIES

Our significant accounting policies are presented in Note 3 to the audited consolidated financial statements for the years ended December 31, 2019 and 2018. There were no new accounting policies adopted during the nine months ended September 30, 2020.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

There are no IFRS standards or IFRIC interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

Classification of financial assets

We have the following financial assets: cash and cash equivalents, receivables and other including derivative assets and restricted cash.

Cash and cash equivalents and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as fair value through profit or loss (“FVTPL”) with the gain (loss) included in revenue.

The Company’s derivative asset results from derivative instruments not designated in a hedge relationship and are classified as financial instruments at FVTPL, including foreign exchange contracts. Changes in fair value of non-hedge derivatives at each reporting date are included in the statement of earnings as gain (loss) on financial instruments at fair value.

Classification of financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities which include lease obligations, the RSU liability, DSU liability, the Loan Facility and the debt portion of the convertible notes.

Accounts payable and accrued liabilities, the Loan Facility and the debt portion of the convertible notes are classified as financial liabilities at amortized cost and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are held at amortized cost using the effective interest method.

The RSU liability and DSU liability are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value.

Financial risk management

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors. The type of risk exposure and the way in which such exposure is managed is discussed below:

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices will affect the Company’s cash flows or value of its financial instruments.

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact earnings.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD.

In addition to currency risk from financial instruments, a significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are incurred in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

The Company has hedged its exposure to currency fluctuations using forward contracts. The derivative instruments outstanding as at September 30, 2020 are expected to settle by December 2020. Our current position is as follows:

Contract	Instrument	Unit	Average strike price	Type	Total position
Foreign exchange hedges	Forward contracts	USD	$1.3350	Fixed	$20,000

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

The Company is subject to interest rate risk with respect to its Loan Facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuate based on market conditions.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are trade receivables. Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date. The Company has not hedged the price of any commodity at this time.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

The Company is exposed to credit risk through its trade receivables, which are principally with internationally recognized counterparties. The Company sells its refined gold on spot contracts to financial institutions in Canada and its concentrates to trading companies. The Company sells its silver to refineries located in Canada and other jurisdictions and trading companies. The Company has had limited instances of default from its counterparties. The Company regularly evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations or to mitigate the impact of potential risks such as COVID-19, we will consider drawing on the Loan Facility (to the extent available), securing additional debt and/or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section of this MD&A.

EVENTS AFTER REPORTING DATE

The Company does not have any events after the reporting date to disclose.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide readers an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Cost of sales per ounce of gold sold

The Company reports cost of sales on a gold ounce sold basis. Management uses this metric as a tool to monitor total operating cost performance which includes non-cash items such as depreciation and depletion and site share-based compensation.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the nine months ended
In thousands of USD, except for per ounce data	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Gold ounces sold	81,068	90,713	257,576	258,100
Cost of sales per ounce sold reconciliation
Cost of sales	$92,209	$86,150	$288,269	$243,530
Cost of sales per ounce of gold sold	$1,137	$950	$1,119	$944

Total cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain readers can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, surface services and other, mine general and administrative costs, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, write-down of inventories, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the nine months ended
In thousands of USD, except for per ounce data	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Gold ounces sold	81,068	90,713	257,576	258,100
Total cash costs reconciliation
Cost of sales	$92,209	$86,150	$288,269	$243,530
Less: Depreciation and depletion	(27,590)	(22,706)	(84,804)	(59,447)
Less: Silver revenue	(2,621)	(1,771)	(5,865)	(4,729)
Less: Site share-based compensation	(782)	(1,135)	(1,127)	(2,638)
Less: Write-down of inventories	-	(2,475)	-	(2,475)
Total cash costs	$61,216	$58,063	$196,473	$174,241
Total cash costs per ounce of gold sold	$755	$640	$763	$675

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. AISC is calculated based on the definitions published by the World Gold Council (“WGC”). The WGC is not a regulatory organization. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding expansion capital related to the 3,800 tonne per day expansion project), accretion on decommissioning and restoration provision, treatment and refinery charges, payments on lease obligations, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the nine months ended
In thousands of USD, except for per ounce data	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Gold ounces sold	81,068	90,713	257,576	258,100
All-in sustaining costs reconciliation
Total cash costs	$61,216	$58,063	$196,473	$174,241
Sustaining capital expenditures (1)	9,151	7,967	20,343	19,596
Accretion on decommissioning and restoration provision	44	105	202	369
Treatment and refinery charges	3,632	5,646	11,263	16,396
Payments on lease obligations	1,508	1,649	4,591	4,833
Site share-based compensation	782	1,135	1,127	2,638
Corporate administrative costs (2)	6,038	5,116	16,031	13,103
Total all-in sustaining costs	$82,371	$79,681	$250,030	$231,176
All-in sustaining costs per ounce of gold sold	$1,016	$878	$971	$896

(1)	Sustaining capital expenditures includes deferred development costs.

(2)	Includes the sum of corporate administrative costs per the statement of earnings and comprehensive earnings, excluding depreciation within those figures.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce of gold sold are used by management and readers to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers plus treatment and refinery charges included in concentrate revenue less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs and treatment and refinery charges per gold ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the nine months ended
In thousands of USD, except for per ounce data	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Revenue from contracts with customers	$155,868	$130,913	$447,490	$343,873
Treatment and refining charges	3,632	5,646	11,263	16,396
Less: Silver revenue	(2,621)	(1,771)	(5,865)	(4,729)
Gold revenue(1)	$156,879	$134,788	$452,888	$355,540
Gold ounces sold	81,068	90,713	257,576	258,100
Average realized price	$1,935	$1,486	$1,758	$1,378

Less: Total cash costs per ounce of gold sold	(755)	(640)	(763)	(675)
Less: Treatment and refining charges per ounce of gold sold	(45)	(62)	(44)	(64)
Average realized cash margin per ounce of gold sold	$1,135	$784	$951	$639

(1)	Gold revenue excludes the loss on trade receivables at fair value related to provisional pricing adjustments in the amount of $992 (2019 – gain of $1,822) for the three months ended September 30, 2020 and a gain on trade receivables at fair value related to provision pricing adjustments in the amount of $513 (2019 - $5,183) for the nine months ended September 30, 2020.

Adjusted earnings and adjusted basic earnings per share

Adjusted earnings and adjusted basic earnings per share are used by management and readers to measure the underlying operating performance of the Company. Presenting these measures helps and readers evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: loss on financial instruments at fair value (as applicable), amortization of Loan Facility transaction costs, accretion on convertible notes, and deferred income tax expense. Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the nine months ended
In thousands of USD, except for per share data	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Basic weighted average shares outstanding	186,853,654	184,962,191	186,116,751	184,521,449

Adjusted earnings and adjusted basic earnings per share reconciliation
Net earnings for the period	$31,175	$6,259	$69,672	$20,868
Adjusted for:
(Gain) loss on financial instruments at fair value	(56)	4,422	(56)	15,415
Amortization of Loan Facility transaction costs	562	9	628	450
Accretion on convertible notes	1,403	1,404	4,180	4,165
Deferred income tax expense	17,779	21,930	51,486	26,666
Adjusted earnings	$50,863	$34,024	$125,910	$67,564
Adjusted basic earnings per share	$0.27	$0.18	$0.68	$0.37

Free cash flow

Free cash flow is calculated as cash generated from operating activities less cash used in investing activities. It provides useful information to management and readers as an indicator of the cash generated from the Company’s operations before consideration of how those activities are financed.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the nine months ended
In thousands of USD, except for per share data	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Cash generated from operating activities	83,371	77,813	228,040	158,940
Cash used in investing activities	(16,562)	(12,687)	(36,681)	(24,439)
Free cash flow	$66,809	$65,126	$191,359	$134,501

Working capital

Working capital is defined as current assets less current liabilities and provides useful information to management and readers about liquidity of the Company.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousand of USD	September 30, 2020	December 31, 2019
Current assets	$215,265	$62,550
Current liabilities(1)	132,915	129,355
Working capital (deficit)	$82,350	$(66,805)

(1)	As at September 30, 2020, current liabilities include the current portion of the Loan Facility in the amount of $66,667 (December 31, 2019 – $66,667).

OUTSTANDING SHARE DATA

As at October 29, 2020, the Company had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Exercise price currency	Weighted average remaining life (years)
Common shares	187,253,743			-
Share options	1,228,979	$7.23 - $15.35	CAD	1.86
Convertible notes	6,250,000	$16.00	USD	1.38
RSUs(1)	595,275		CAD	1.85
PSUs(1)	202,476		CAD	1.96
	195,530,473

(1)	The Company may settle RSUs and PSUs in cash or common shares of the Company, on a basis of one common share for each RSU and, depending on achievement of performance criteria, zero to two common shares for each PSU, as applicable.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management with the participation of the former President and Chief Executive Officer and the former EVP, CFO assessed the effectiveness of our internal control over financial reporting as at December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management, with the participation of the President and CEO and the Vice President and Chief Financial Officer is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the nine months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form and Form 40-F, each dated February 21, 2020, for the year ended December 31, 2019, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”). You should carefully consider such risks and uncertainties prior to deciding to invest in our securities.

Public health crises, including COVID-19, could adversely affect our business.

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases or pandemics, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, changes in tax laws, payment deferrals, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, to date, a number of mining projects have been suspended as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. While there are no confirmed cases of COVID-19 at the Brucejack Mine as of October 29, 2020, and throughout the current pandemic, the Brucejack Mine has operated continuously under the strict guidance and directives of federal, provincial and regional health authorities, an outbreak of COVID-19 at the Brucejack Mine could result in significant disruption to operations, including a suspension of mine operations. The region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on our operations. Our exposure to such public health crises also includes risks to employee health and safety. Our operation is located in a relatively remote and isolated area and represents a concentration of personnel working and residing in close proximity to one another. Should an employee or visitor become infected with a serious illness that has the potential to spread rapidly, this could place our workforce at risk.

The full extent and impact of the COVID-19 outbreak is unknown and, to-date, has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to the COVID-19 outbreak has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. At this time, the Company cannot accurately predict what effects these conditions will have on mining operations or financial results, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by various levels of government in Canada and other countries. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Common Shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including the COVID-19 outbreak, could have a material adverse effect on the Company’s business, financial condition and results of operations. It is unknown whether and how the Company may be affected if a pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: the effects of the COVID-19 outbreak as a global pandemic, including anticipated operational and financial impacts and our response and contingency plans; production and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith, including with respect to maintaining a steady state production rate of, 3,800 tonnes per day; payment of debt, operating and other obligations and commitments including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Mineral Resources, including any updates thereto; parameters and assumptions used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated LOM and LOM Plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Mineral Resources and LOM Plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; payment of taxes, our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; the impact of financial instruments on our earnings; and the fatal incident at the Brucejack Mine, the investigation(s) of such incident and the findings and outcomes of such investigation(s). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to:

●	uncertainty as to the outcome of legal proceedings;

●	the effect of indebtedness on cash flow and business operations;

●	the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations;

●	the effect of restrictive covenants pursuant to the Loan Facility;

●	assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;

●	our production, grade of gold, milling recovery, cash flow and cost estimates, including the accuracy thereof;

●	commodity price fluctuations, including gold and silver price volatility;

●	the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based;

●	uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources;

●	our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production;

●	dependency on the Brucejack Mine for our future operating revenue;

●	the development of our properties and expansion of our operations;

●	our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;

●	our ability to generate operating revenues and cash flow in the future;

●	failure of counterparties to perform their contractual obligations;

●	general economic conditions;

●	the inherent risks in the mining industry;

●	the commercial viability of our current and any acquired mineral rights;

●	availability of suitable infrastructure or damage to existing infrastructure;

●	transportation, processing and refining risks;

●	maintaining satisfactory labour relations with employees and contractors;

●	significant governmental regulations, including environmental regulations;

●	non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future;

●	increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations;

●	compliance with emerging climate change regulation and the detrimental effects of climate change;

●	adequate internal control over financial reporting;

●	various tax-related matters;

●	potential opposition from non-governmental organizations;

●	uncertainty regarding unsettled First Nations rights and title in British Columbia;

●	maintaining our social license to operate;

●	uncertainties related to title to our mineral properties and surface rights;

●	land reclamation and mine closure requirements;

●	our ability to identify and successfully integrate any material properties we acquire;

●	currency exchange rate fluctuations;

●	competition in the mining industry for properties, qualified personnel and management;

●	our ability to attract and retain qualified management and personnel;

●	disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles;

●	the ability of our new executives to successfully transition into their roles;

●	some of our directors’ and officers’ involvement with other natural resource companies;

●	potential inability to attract development partners or our ability to identify attractive acquisitions;

●	compliance with foreign corrupt practices regulations and anti-bribery laws;

●	changes to rules and regulations, including accounting practices;

●	limitations in our insurance coverage and the ability to insure against certain risks;

●	risks related to ensuring the security and safety of information systems, including cyber security risks;

●	our anti-takeover provisions could discourage potentially beneficial third-party takeover offers;

●	significant growth could place a strain on our management systems;

●	share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price;

●	failure to comply with certain terms of the convertible notes;

●	reputational risks;

●	future sales or issuances of our debt or equity securities;

●	the trading price of our common shares is subject to volatility due to market conditions;

●	our ability to pay dividends in the foreseeable future; and

●	certain actions under U.S. federal securities laws may be unenforceable.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this MD&A, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets; and the impact of the COVID-19 outbreak. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this MD&A.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our Annual Information Form and Form 40-F, each dated February 21, 2020, for the year ended December 31, 2019, our MD&A for the years ended December 31, 2019 and 2018, and other Pretivm Disclosure Documents.

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and the Pretivm Disclosure Documents. For the reasons set forth above, readers should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this MD&A was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.